Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
Continuing operations
1. Fixed charges:
A) Interest expense	$84,138	$78,724	$79,586	$80,139	$70,659
B) Amortization	3,059	2,752	2,278	1,886	1,564
C) Interest portion of rentals	6,779	6,665	8,846	9,346	8,572
D) Preferred securities distributions	—	4,015	5,475	5,475	5,475

Total fixed charges	$93,976	$92,156	$96,185	$96,846	$86,270

2. Earnings (as defined):
E) Pretax income from continuing operations	$87,012	$55,384	$65,382	$56,741	$51,939
Fixed Charges (1. above)	93,976	92,156	96,185	96,846	86,270

Total earnings as defined	$180,988	$147,540	$161,567	$153,587	$138,209

3. Ratio of earnings to fixed charges	1.93	1.60	1.68	1.59	1.60